Pacific Sports Exchange Inc.

25188 Marion Ave, Unit B108

Punta Gorda, Florida 33950

July 1, 2019

Attn: Lilyanna Peyser, Special Counsel

Division of Corporation Finance Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Pacific Sports Exchange Inc.
Registration Statement on Form S-1 Filed April 2, 2019 File No. 333-230690

Ladies and Gentlemen:

Pacific Sports Exchange Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 1, 2019, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement, and we respectfully submit the following responses:

Registration Statement on Form S-1 Filed April 2, 2019

Prospectus Summary

The Company, page 1

1.	We note that your auditors have raised substantial doubt regarding your ability to operate as a going concern. Please disclose this fact in your prospectus summary and include a risk factor discussing the material risks associated with this fact. Please refer to Item 503 of Regulation S-K.

Response:

We have added a disclosure to the prospectus summary and a risk factor as requested.

Summary Financial Data, page 4

2.	Please revise to disclose basic and diluted loss per common share.

Lilyanna Peyser

Securities and Exchange Commission

July 1, 2019

Page | 2

Response:

We have updated this section to disclose basic and diluted loss per common share.

Risk Factors, page 5

3.	We note that you will rely eBay’s and Alibaba’s websites to sell new and used golf and tennis equipment. Please add a risk factor discussing the risks associated with your reliance on third-party platforms to sell your products and generate revenues.

Response:

We have updated the Form S-1/A with a risk factor regarding the use of third-party platforms.

Risks Related to Our Business and Industry

If we were to lose the Services of Timothy Conte and Jennifer Whitesides…, page 6

4.	Please disclose the number of hours Timothy Conte and Jennifer Whitesides intend to devote to your business on a weekly basis.

Response:

We have updated the disclosure as requested.

Risks Related to this Offering

We will incur ongoing costs and expenses for SEC report…, page 13

5.	We note your disclosure that the estimated costs of this registration statement is $30,000 and that you do not intend to pay such expenses with offering proceeds. Please disclose how you intend to fund the offering expenses, and describe any material risks associated with your ability to pay the offering expenses considering that you have nominal assets, have generated limited revenues to date and may be unable to generate revenues in the future..

Response:

We have updated the disclosure to emphasize that the estimated costs of this registration statement will be paid from cash on hand and not from Offering proceeds. We have paid many of the expected offering costs already for professional fees in relation to the preparation of this registration statement. We have already paid the overwhelming majority of the professional fees related to the Offering from cash on hand. The remainder of the expenses we expect to incur related to this Offering will also be paid from cash on hand.

Lilyanna Peyser

Securities and Exchange Commission

July 1, 2019

Page | 3

Use of Proceeds, page 13

6.	We note you have presented use of proceeds assuming that 25%, 50%, 75% and 100% of the shares of common stock offered are sold, without any deduction for offering expenses. Please explain to us why the gross proceeds from the offering are not reduced for offering expenses.

Response:

Offering costs are being paid from existing cash on hand and not from proceeds of the Offering.

Dilution, page 14

7.	We note that common shares outstanding before the offering reflected in your computation of the denominator does not agree to the number of shares of common stock outstanding before the offering disclosed on page 3. We also note that common shares to be sold in the offering reflected in your computation of the denominator do not agree to the number of shares disclosed on the Prospectus cover page assuming 100%, 75%, 50% and 25% are sold. Please advise or revise.

Response:

Dilution calculations have been updated to reflect February 28, 2019 tangible book value. The calculation of dilution has been updated to properly reflect the 13,100,000 shares of common stock outstanding prior to the offering.

Selling Shareholders

Procedures for Subscribing to Common Stock Offered by Our Company, page 17

8.	We note that potential investors must execute and deliver a subscription agreement to acquire shares in this offering. Please file the subscription agreement as an exhibit to your registration statement.

Response:

A copy of the subscription agreement has been included as an exhibit to the S-1/A filed in conjunction with this response letter.

Management’s Discussion on Financial Condition and Results of Operations

Plan of Operations, page 20

9.	Please revise your disclosure regarding the second phase of development to clarify that your plans are aspirational and may not necessarily be realized.

Lilyanna Peyser

Securities and Exchange Commission

July 1, 2019

Page | 4

Response:

We have updated this disclosure as requested.

Competitive Business Conditions and Strategy; Position in the Industry, page 21

10.	Please explain what you mean when you say that you “have identified a reliable method to source the desired equipment” that is in high demand to foreign buyers.

Response:

We have added additional information and disclosures in the Prospectus to address this comment as requested.

Management’s Discussion of Financial Condition and Results of Operations

Liquidity and Capital, page 23

11.	Please disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, please disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

Response:

We have updated this disclosure as requested.

Certain Relationships and Related Party Transactions, page 28

12.	Please provide the disclosure required by Item 404(d) of Regulation S-K for the transaction related to the issuance of shares to Brittany Conte, or tell us why such disclosure is not required. In this regard, we note that Ms. Conte appears to be related to your Chief Executive Officer and that you issued such shares on January 15, 2019. Please refer to Instruction 1.a.iii. to Item 404(a) of Regulation S-K. If appropriate, please also update your disclosures on page II-3 regarding your recent sales of unregistered securities which states that you issued shares to fourteen unaffiliated investors. Please refer to Item 701 of Regulation S-K.

Lilyanna Peyser

Securities and Exchange Commission

July 1, 2019

Page | 5

Response:

We have updated this disclosure as requested.

Financial statements

General, page F-1

13.	Please update your interim financial statements to include a balance sheet as of the February 28, 2019, a balance sheet as of the end of the preceding fiscal year, and a statement of operations and a statement of cash flows for the quarter ended February 28, 2019. Also, an analysis of the changes in each caption of stockholders’ equity presented in the balance sheets shall be given in a note or separate statement. Please refer to Rule 8-03(a) and Rule 3-04 of Regulation S-X.

Response:

We have updated our financial statements as of February 28, 2019 and for the period ended February 28, 2019.

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 14

14.	Please provide the following disclosures in accordance with ASC 606:

•	Disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are effected by economic factors;

•	The judgments, and changes in judgments, made in applying the guidance in ASC 606 that significantly affect the determination of the amount and timing of revenues from contracts with customers;

•	The significant judgments made in evaluating when a customer obtains control of promised goods or services; and

•	Information about the methods, inputs and assumptions used in determining the transaction price, assessing whether an estimate of variable consideration is constrained and measuring obligations for returns, refunds and other similar obligations.

Response:

We note the comment on our revenue policy as disclosed. We feel our disclosure policy is sufficient.

Business overview

We specialize in the re-selling of new and used tennis and golf equipment. We operate as an on-line only entity and utilize E-Bay and Alibaba as our prime marketing channels. The Company relies on third-party websites Ebay and Alibaba to make its sales. Such reliance on any third-party platform to generate revenues carries with it certain risks: the Company could violate the terms of service and lose its selling privileges, or the sites themselves could experience technical issues and/or fail. The Company always strive to abide by the policies of any third-party platform and endeavor to provide superior customer service.

Lilyanna Peyser

Securities and Exchange Commission

July 1, 2019

Page | 6

Revenue recognition

o	The Company recognizes the revenue based on the price the Company determines and the customer pays when the Customer receives an item.

o	There is no issue on a collectability of revenue because the Company ships an item after a customer pays and the Company receives the cash through PayPal

o	The Company does not have a specific return policy and rely on the Ebay policies (Currently, we use only E-Bay).

•	Control transfers from when it is shipped, but ultimately it would be when the shipment arrives at the customer’s address.

General

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We do not, and no-one is authorized on our behalf, to make any written communications to potential investors in reliance on Section 5(d) of the Securities Act. As such, there are no such written communications to submit in response to this comment.

If you have any further questions, please do not hesitate to contact the undersigned.

Sincerely,

PACIFIC SPORTS EXCHANGE INC.

/s/ Timothy Conte Timothy Conte President